UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           FORM 12B-25
                                                  SEC FILE NUMBER
                                                  000-11225
                   NOTIFICATION OF LATE FILING
                                                  CUSIP NUMBER
                                                  268741303

(Check One):   [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
               [X] Form 10-Q  [ ] Form N-SAR

               For Period Ended:  June 30, 2000

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

    ENG Enterprises, Inc.
     Former Name: Energetics, Inc.
    50 North Third Street
    Fairfield, IA 52556

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
          (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)    The  accountant's  statement  or  other  exhibit
          required  by  Rule  12b-25(c)  has  been  attached   if
          applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

   As stated in the Form 8-K/A, filed with the Securities and Exchange Commission on August 10, 2000, the Registrant changed auditors on August 7, 2000. the new auditors, Pender Newkirk & Company, have identified certain adjustments it may wish to make to entries related to net operating loss and the "development stage" of the company as stated in the Registrant's previous Form 10-QSB filed on May 11, 2000.
   The new auditors have determined that it may wish to relect these adjustments in the Registrant's Form 10-QSB for the period April 1 to June 30, 2000 due to be filed no later than August 14, 2000. In order to make these adjustments accurately, the new auditors are awaiting certain documents and explanations to be provided to it by the Registrant's former auditors and/or directors, which it expects within the next five days. Therefore the subject report Form 10-QSB could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b).

   Because these adjustments relate to the re-classification of net operating losses from the company's oil and gas exploration business which ceased operations in 1995, and the elimination of the "development stage" designation of the company, the Registrant believes that these adjustments will not adversely affect operations in 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Lee Fergusson                     (515) 472-1550

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                             [X]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [ ]  Yes  [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENG Enterprises, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 14, 2000            By: /s/ Lee Ferguson
                                      President and Chief Operating Officer
Exhibit 1: Accountant's Statement

Pender Newkirk & Company
100 South Ashley Drive
Suite 1650
Tampa, FL 33603

August 14, 2000

Securities and Exchange Commission
450 Fifth Street Northwest
Washington, D.C. 20549

Gentlemen:

We were retained by ENG Enterprises, Inc. as independent certified public accountants to reveiw their financial statements at June 30, 2000 and for the six-month period ended June 30, 2000. We have endeavored, with the full cooperation of the Registrant, to obtain the necessary information to meet the filing requirements of Form 10-QSB, both in form and timeliness. We are waiting on several material items necessary to adjust the Registrant's financial statements to be in conformity with generally accepted accounting principles. This information is not expected to arrive with sufficient time for us to complete our review by August 14, 2000, which is the required filing date for the Registrant's Form 10-QSB.

Yours very truly,
/s/
Certified Public Accountants
Tampa, Florida